Exhibit 99.1
Media Release
(ASX CODE: SGM) (NYSE SYMBOL: SMS)
7 October 2008
SIMS ACQUIRES GLOBAL INVESTMENT RECOVERY, INC.
Sims Group Limited (Sims) today announced that it had acquired Global Investment Recovery, Inc. (GIR), a leading US e-scrap recycler and asset recovery specialist based in Tampa, Florida.
GIR (www.girpm.com) was founded in 1992 and is a multi-state service provider, with operating facilities in Florida, South Carolina, Nevada, Louisiana and Arizona. The acquisition will increase Sims’ North American electronics recycling and asset recovery market presence by approximately 40%, consolidating its market leading position.
GIR’s service offering extends to recycling (including reverse logistics, recycling of excess inventories and obsolete parts), asset management services (including testing, repair and reuse, secure on-site shredding and separation and destruction of hard drive data to military specifications) and customised reporting and certification.
Jeremy Sutcliffe, Sims’ Executive Director said: “The GIR acquisition is a tremendous addition to Sims Recycling Solutions’ North American business and will be a significant contributor to our growth strategy in the region.”

Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims’ financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission, including the risk factors described in the Registration Statement on Form F-4 we filed with the United States Securities and Exchange Commission on 8 February 2008.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
About Sims
Sims (www.sims-group.com) is the world’s largest listed metal recycler with over 230 operations globally. Sims’ core businesses are metal recycling and recycling solutions. Sims earns around 80 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 6,000 employees, pro-forma turnover in fiscal 2008 of over A$10 billion and has its ordinary shares listed on the Australian Stock Exchange (ASX CODE: SGM) and its ADRs listed on the NYSE (NYSE SYMBOL: SMS).
For further information contact
Jeremy Sutcliffe
Chairman, Europe and Australia
Executive Director
Tel: 02 9956 9100
or
Stuart Nelson
Director, Corporate Services
Tel: 02 9956 9100